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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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HARBOR FINANCE PARTNERS, a                  :
Colorado Partnership, Individually And                C.A. No. 16804
On Behalf Of All Others Similarly Situated, :

                          Plaintiff,        :

                  -against-                 :         CLASS ACTION
                                                      COMPLAINT
MILTON H. DRESNER, JAY B. LANGNER, PAUL     :
R. POLLACK, EDWARD J. ROSENTHAL, MI
CHAEL RUBIN, HANS H. SAMMER,                :
RICHARD D. SEGAL, STANLEY S. SHUMAN,
and HUDSON GENERAL CORPORATION,             :

                          Defendants.       :
                                            X
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                  Plaintiff, by its attorneys, alleges upon personal knowledge as to its own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

                  1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants and persons or entities affiliated with defen dants, who own the common stock of Hudson General Corporation ("Hudson General" or the "Company"), for injunctive or other appropriate relief in connection with a proposed transaction in which members of senior management (the "Management Group"), led by


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the Company's Chairman and Chief Executive Officer, Jay B. Langner ("Langner"),
and Vice Chairman Richard D. Segal ("Segal"), would acquire all of the shares of the Company that they do not already own for a grossly inadequate price. Alternatively, in the event that the proposed transaction is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the Management Group and the other defendants to the class members.

                                    PARTIES

                  2. Plaintiff is a Colorado partnership and is and, at all relevant times, has been the owner of Hudson General common stock.

                  3. Hudson General is a corporation duly organized and existing under the laws of the State of Delaware. Hudson General, through its 51% owned affiliate Hudson General LLC, provides various services at airports throughout the United States and Canada, including aircraft ground handling, aircraft de-icing and fueling and ground transport services.

                  4. Defendant Langner is Chief Executive Officer and Chairman of the Board of Directors of Hudson General.

                  5. Defendant Segal is the Vice Chairman of Hudson General.

                  6. Defendant Paul R. Pollack ("Pollack") is Executive Vice President, Chief Operating Officer, and a director of Hudson General. Pollack is also President of the Company's subsidiary Hudson General LLC.


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                  7. Defendant Michael Rubin is President and a director of the
Company.

                  8. Defendants Milton H. Dresner, Edward J. Rosenthal, Hans H. Sammer and Stanley S. Shuman are directors of the Company.

                  9. As officers/directors of Hudson General, the individual defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the class.

                            CLASS ACTION ALLEGATIONS

                  10. Plaintiff brings this case in its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of the Company's securities (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company's principal shareholders), who are being threatened with injury arising from defendants' actions as is described more fully below (the "Class").

                  11. This action is properly maintainable as a class action because:

                           a. The Class is so numerous that joinder of all
members is impracticable. As of September 1998, the Company had 1,744,949 shares outstanding. There are hundreds, if not thousands, of record and beneficial shareholders.

                           b. There are questions of law and fact common to the
Class including, inter alia, whether:


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                                    (1) defendants have breached and will
continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

                                    (2) plaintiff and the other members of the
Class would be irreparably damaged by the transaction complained of herein.

                           c. Plaintiff is committed to prosecuting the action
and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class.

                           d. The prosecution of separate actions by individual
members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

                           e. The defendants have acted, or refused to act, on
grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.


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                            SUBSTANTIVE ALLEGATIONS

                  12. On November 23, 1998, defendants announced that the Company had entered into a definitive agreement to be acquired by members of its senior manage ment at a price of $57.25 per share in cash. The transaction is valued at approximately $101 million in cash and represents only a 5% premium to the price of Hudson General's stock on November 20, 1998 of $54.625 per share.

                  13. Members of the Management Group include defendants Langner, Segal, Rubin and Pollack, all directors and officers of Hudson General. The Management Group controls in excess of 14% of the outstanding stock of the Company.

                  14. Hudson General recently announced that LAGS (USA) Inc. ("LAGS") gave notice to the Company on October 1, 1998 that it would exercise its option to increase its interest in the Company's subsidiary Hudson General LLC. As a result, the Company will receive a cash infusion of $29,627,000. This infusion of cash makes the prospects for further growth very strong.

                  15. In light of what has been publicly disclosed about Hudson General's present business and future prospectus, the proposed transaction is unfair, inadequate, and provides value to Hudson General's stockholders substantially below the fair or inherent value of the Company. The intrinsic value of the equity of Hudson General is materially greater than the consideration contemplated in the proposed offer, taking into account the


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Company's asset value, liquidation value, its expected growth, and its revenues and cash flow.

                  16. The terms of the proposed transaction are not the result of arm's-length negotiations but were fixed by the Management Group as part of their plan and scheme to obtain 100% of Hudson General at the lowest possible price. The other director defendants have been handpicked by senior management and are beholden to senior management for the perquisites they enjoy from their offices. As a consequence, they are unable to protect the interests of Hudson General's public shareholders with undivided loyalty and independence.

                  17. Defendants have violated their fiduciary and other common law duties owed to plaintiff and the other members of the Class in that they have not and are not exercising independent business judgement, and have acted and are acting to the detriment of the Class.

                  18. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and the Management Group will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of Hudson General's valuable assets and businesses, to the irreparable harm of the Class.

                  19. Plaintiff and the Class have no adequate remedy of law.


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                  WHEREFORE, plaintiff prays for judgment and relief as follows:

                           a. declaring that this lawsuit is properly
maintainable as a class action and certifying plaintiff as representative of the Class;

                           b. preliminarily and permanently enjoining
defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the transaction complained of herein;

                           c. in the event the transaction is consummated,
rescinding it and setting it aside;

                           d. awarding compensatory damages against defendants,
jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

                           e. awarding plaintiff and the Class their costs and
disburse ments and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and


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                           f. granting such other and further relief as may be
just and proper.


                                         ROSENTHAL MONHAIT GROSS
                                           & GODDESS, P.A.


                                         By: /s/ J. Rosenthal
                                             ----------------------------------
                                             Suite 214, Mellon Bank Center
                                             P.O. Box 1070
                                             Wilmington, Delaware 19899
                                             (302)  656-4433

Of Counsel:

WECHSLER HARWOOD
  HALEBIAN & FEFFER LLP
488 Madison Avenue
New York, NY 10022
(212) 935-7400


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